UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
X FINANCIAL
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
American Depositary Shares
(Title of Class of Securities)
98372W202
(CUSIP Number of Class of Securities)
Mr. Frank Fuya Zheng, Chief Financial Officer
Telephone: +86-755-8628 2977
Email: frank.zheng@xiaoying.com
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
Lawrence S. Venick, Esq.
Loeb & Loeb LLP
2206-19 Jardine House
1 Connaught Road Central
Hong Kong SAR
+852-3923-1111
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to the offer by X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“X Financial” or the “Company”), to purchase up to 2 million American Depositary Shares (the “ADSs”) of the Company, each representing six Class A ordinary shares, par value $0.0001 per share, at a price of $4.52 per ADS, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Name and Address.   The name of the subject company (which is also the issuer) is X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands. The Company’s principal executive offices are located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, People’s Republic of China. The Company’s phone number is +86-0755-86282977. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.
(b)   Securities.   The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c)   Trading Market and Price.   The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of ADSs; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Name and Address.   The name of the filing person is X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is also the subject company. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   Material Terms.   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of ADSs; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering ADSs”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of ADSs and Payment of Purchase Price”), Section 6 (“Conditional Tender of ADSs”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”), Section 12 (“Certain Legal Matters; Regulatory Approvals”),

Section 13 (“Certain U.S. Federal Income Tax Considerations”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
(b)   Purchases.   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b)   Use of Securities Acquired.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c)   Plans.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b)   Conditions.   The information set forth in “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(a)   Borrowed Funds   The information set forth in “Summary Term Sheet” and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Solicitation or Recommendation.   The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a) – (b) Not applicable.
Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 10 (“Certain

Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.
(c)   Other Material Information.   The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.
Item 12.   Exhibits.
See the Exhibit Index immediately following the signature page.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 5, 2024
X FINANCIAL
By:
/s/ Yue (Justin) Tang

Yue (Justin) Tang
Chief Executive Officer and Chairman

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 5, 2024.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Notice of Withdrawal.
(a)(5)(A)	Press release announcing the commencement of the Offer, dated June 5, 2024.
(d)(1)	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).
(d)(2)
Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).

107	Filing Fee Table